Mail Stop 7010



July 29, 2005


Via U.S. mail and facsimile

Mr. Kenneth L. Walker
General Counsel
Sealy Corporation
One Office Parkway
Trinity, NC 27370


Re: 	Sealy Corporation
Registration Statement on Form S-1
Filed June 30, 2005
File No. 333-126280

Sealy Mattress Corporation
Form 10-K for the fiscal year ended November 28, 2004
Filed February 28, 2005
File No. 333-117081-27


Dear Mr. Walker:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Sealy Corporation Registration Statement on Form S-1

General

1. Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

3. In the forepart of your registration statement, please discuss in reasonable detail each of the following matters:

* The KKR acquisition of your company, including (i) the parties to the acquisition and their relationship to your company, (ii) the amount and nature of the consideration, (iii) the reasons for the acquisition, (iv) the sources of the funds used to finance the acquisition, (v) the changes to your company`s operations and financial condition resulting from the acquisition, (vi) the tax consequences of the acquisition and (vii) the continuity of your company`s management after the acquisition.

* The reasons that your company is planning a public offering after being taken private in July 2004. The discussion should address the material considerations that led to the decision to take your company private as well as the material considerations in deciding to engage in this offering.

* The manner in which this offering will benefit KKR and the other security holders, including members of management, that participated in the KKR acquisition. The benefits should be quantified to the extent practicable by each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in the KKR acquisition?


Market and Industry Data, page ii

4. Please relocate this section to a more appropriate location in your prospectus as the prospectus summary should immediately follow your prospectus cover page or the table of contents, as applicable.

Summary, page 1

5. Please revise to include a more balanced description of your business. For example, please disclose your leveraged position.

6. The disclosure set forth in this section is very detailed and lengthy and provides too much information for summary disclosure. In this regard, we note that your disclosure includes detailed descriptions of your business, competitive strengths and growth strategy that are substantially similar to disclosures included in your Business section. This detailed information is better suited for the body of your prospectus. Your summary section should provide a brief overview of the most important aspects of your business and this offering. If you believe some of the disclosure is necessary, reduce the disclosure to a bullet point presentation, with one sentence per bullet point. Please revise accordingly.

7. Please delete the second introductory paragraph as this information is clear from the context. In addition, please use a single term throughout your prospectus for references to your subsidiary. Finally, please avoid the use of any defined terms for which the meaning is not clear from the context as investors should not have to learn a new vocabulary. See, for example and without limitation, the defined terms "SMC" and "ISPA."

8. Please disclose the basis for all of your assertions about your industry or competitive position within your industry. For example, in the first paragraph on page 3 you state that "[t]hese factors help to create compelling economics for customers as returns on investment are superior to many other home furnishing categories." If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If sources are not publicly available, either file consents, or explain why you are not required to do so under Rule 436 of Regulation C and Section 7 of the
Securities Act. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

9. Please revise your summary and elsewhere throughout your prospectus to comply with plain English principles. For example, you should refrain from using embedded lists of information. Please break the information into separate paragraphs or use a bullet point list. You should also use one or more descriptive subheadings to indicate the nature of the information that follows.

The Offering, page 7

10. Please quantify the portion of the proceeds of this offering that will be received by insiders, including KKR and other affiliates. In addition, please identify the number of directors affiliated with the insiders and disclose whether they voted to approve this offering.

General Information About This Prospectus, page 8

11. Please revise this section to eliminate terms and phrases that do little more than market KKR and its business, including terms such as
"one of the oldest and most experienced private equity firms."

Risk Factors, page 13

12. Please delete the first and third sentences of the second introductory paragraph to this section. You must disclose all risks you believe are material at this time.

13. The subheadings in this section should clearly and succinctly convey the actual risk to an investor and not merely state a fact about your business or describe a generic effect on your company. Please carefully review each subheading with this comment in mind and make revisions as appropriate. See, for example and without limitation, risk factors one, two, four, six, seven, 14, 16, 17, 27 and 29.

14. To the extent possible, please avoid the generic conclusion you make in certain of your risk factors that the risk discussed could adversely affect your business, financial condition and / or results of operations. See, for example and without limitation, risk factors one, four, five, seven, eight, nine, 10, 14, 15, 17, 18 and 28. Instead, replace the language with specific disclosure of how your business, results of operations and / or financial condition would be affected.

15. Please revise your risk factors to remove the phrases "we cannot assure," "we cannot provide assurance" and "there can be no assurance." The actual risk is that the event will occur, not your inability to prevent it. See, for example and without limitation, risk factors six, nine, 14, 16, 17 and 18.

16. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering."
Certain of your risk factors could apply to most issuers. See, for example and without limitation, risk factors five, eight, nine, 17,
22, 23 and 28. Please explain how these risk factors specifically apply to your company and / or this offering or delete them.

17. In those risk factors where you disclose a risk related to liabilities or compliance costs, please revise to quantify your exposure, to the extent practicable. See, for example and without limitation, risk factors eight, 14, 15, 16 and 17.

18. Please add risk factors addressing the significant amount of proceeds that will be received by insiders and the effects of a rating downgrade of your company or its debt securities.

Our new product launches may not be successful, page 13

19. The disclosure in this risk factor does not discuss the actual risks to an investor associated with new product launches, but rather generically refers to a number of risks inherent in new product line introductions. Please disclose and discuss the material risks to investors associated with new product line introductions.

We have risks associated with our international operations, page
15

20. We note your disclosure concerning your business with 13
Middle
Eastern countries. Please tell us supplementally the names of the countries in which you conduct business. We may have further comment based on your response.

We have a substantial amount of indebtedness, which may adversely affect..., page 15

21. Please disclose the amount of your annual debt service payment obligations. In addition, if the interest rate on your variable rate debt could materially affect the obligations, please disclose how much it will increase with a 1% increase.

KKR controls us and may have conflicts of interest with us or you in the future, page 22

22. The risk described in the fourth and fifth sentences of this risk factor appears to be a material risk that that should be assigned its own descriptive subheading. Please revise accordingly.

Compliance with Section 404 of the Sarbanes-Oxley Act and other..., page 22

23. Please describe the risks to investors associated with the deficiencies referenced in the fifth sentence of this risk factor. Dilution, page 27

24. We note the disclosure in the last paragraph of this section. Your comparative table should include shares subject to outstanding options that are held by your officers, directors and affiliated persons. This comparison includes shares that these persons have a right to acquire, as well as shares they already own. See Item 506 of
Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Financial Information,
page
28

25. You disclosed in your pro forma statements of operations reductions in interest expense due to extinguishments of existing debt and additions to interest expense due to new debt. Please expand your disclosure for each adjustment presented, to disclose the amount of each loan being repaid or issued multiplied by its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%)
of the new debt. Please also include in your disclosure any assumptions you made in computing the above interest calculations.

26. Please expand your disclosures related to your pro forma statements of operations to include a footnote that discusses the components of and assumptions used in computing your pro forma tax expense (benefit) for each period presented.

27. You disclosed pro forma basic and diluted weighted average number of common shares outstanding in your pro forma statements of operations. Please expand your disclosure to include a footnote that reconciles your historic basic and diluted weighted average number of common shares outstanding to the pro forma basic and diluted weighted average number of common shares outstanding, as presented in your pro forma statements of operations for each period presented. Please also include in your footnote any assumptions you used in these pro forma computations.

Selected Historical Financial Data, page 37

28. Please expand your disclosure to include information relating to the cash dividends declared per common share. Refer to Item 301 of
Regulation S-K.


Management`s Discussion and Analysis of Financial Condition and
Results..., page 41

Critical Accounting Estimates, page 42

Cooperative Advertising, Rebate and Other Promotional Programs,
page
42

29. Your disclosure includes the cost of the programs that were recorded as a reduction of sales and the cost for those recorded as selling, general and administrative expense in 2004. Please expand your disclosure here and in the footnotes to your financial statements to discuss the type of arrangements for which you have recorded a reduction of sales and those that you recorded as selling, general and administrative expense. Please also include the costs recorded in each of these line items for fiscal 2003 and 2002.

Results of Operations, page 45

30. You have disclosed various components, which have contributed to increases and decreases within your statements of operations line items, including but not limited to, net sales and cost of goods sold.
Some of the components you have cited include the following:

* higher volume and improved mix;
* increased material costs;
* new products sold; and
* roll-out of new product lines.

Please expand your disclosure to quantify the effects each of these components had on the increases and decreases within the income statement line items, including expenses that offset one another.

Liquidity and Capital Resources, page 51

31. We note the disclosure in the second sentence of the first paragraph on page 52 that your resources are sufficient to fund your liquidity needs throughout fiscal 2005. This section should also discuss whether your resources are sufficient to fund your liquidity needs on a long-term basis. Please revise accordingly. See Instruction 5 to Item 303(a) of Regulation S-K.

32. You disclosed on page 13 that you expect to incur increased costs in the near term associated with the introduction of the new product lines related to your Sealy Posturepedic and TrueForm brands and the training of your employees in the new manufacturing processes. If material, please expand your disclosure to discuss the impact this may have on your liquidity and results of operations.
Debt Covenants, page 54

33. Please revise the fifth sentence of the first paragraph of this
section to disclose the specific covenants and related
definitions.
You may not incorporate this information by reference.  See Rule
411
of Regulation C.

34. Please confirm that you are currently in compliance with your debt covenants or revise, as necessary. In addition, please expand your disclosure to indicate whether or not you were in compliance your debt covenants during the years ended November 28, 2004 and November 30,
2003.

Contractual Obligations, Commercial Commitments and Off-Balance
Sheet..., page 56

35. Please discuss your off-balance sheet arrangements in a separately captioned section. See Item 303(a)(4) of Regulation S-K.

36. Please update the table as of a recent date to reflect your April
2005 refinancing. Alternatively, you may include a discussion in this section regarding the impact of your April 2005 refinancing on your contractual obligations. See Instruction 7 to Item 303(b).

Business, page 61

37. Please apply our comments in this section to your Prospectus
Summary section, to the extent applicable.

38. Please disclose the information required by Item 101(a) of Regulation S-K.

Recent Results, page 61

39. Please balance the disclosure in this section by discussing your financial results between fiscal 2003 and 2002. It appears that net sales were essentially flat and that domestic sales declined.

Products, page 61

40. We note the statistic cited in the seventh sentence of the first paragraph on page 62. It does not appear that there is a direct correlation between this statistic and the growth in your industry generally, especially in light of the overall industry growth referenced in the immediately preceding sentence. Please either delete this statistic or explain the correlation.

41. We note your disclosure in the last sentence of this section.
Please discuss these plans and new products in greater detail.
Also
explain what you mean by "placements." Please also comply with this comment in the fifth paragraph on page 68.

Other Company Information, page 70

42. Please disclose the information required by Items 101(c)(iv),
(c)(x) and (c)(xi) of Regulation S-K.

Licensing, page 70

43. Please briefly discuss the material terms of your licensing agreements.

Management, page 74
Directors and Executive Officers, page 74

44. Please revise this section to present your executive officers and directors as of the completion of this offering, rather than as of the end of your second fiscal quarter.

45. Please confirm to us that you have disclosed all information required by Item 401(e)(2) of Regulation S-K.

46. Please briefly describe Mr. Johnston`s business experience during the past five years. Please also briefly describe the nature of the responsibilities performed by Messrs. Brown, Carroll and Stuart in their employment positions. See Item 401(e)(1) of Regulation S-K.

Board of Directors, page 76
Composition of the Board of Directors, page 76

47. Please identify your independent directors.

48. Please discuss Bain Capital`s right to designate a member of your board. In this regard, we note the disclosure in the fifth paragraph on page 85.

Option Grants in Last Fiscal Year, page 79
Aggregated Options/SAR Exercises in Last Fiscal Year and FY-End
Values, page 79

49. We note that you have no existing trading market for your common stock. With respect to calculating the potential realizable values and option values in the two tables, please refer to Section IV.C. of
SEC Release 33-7009. The release states that you may use the mid-point of the offering price in calculating these values in lieu of using the fair market value on the dates of grant or as of the end of the applicable fiscal year end. Please also explain in reasonable detail the valuation method you elect to use in a footnote to each table.

Compensation Pursuant to Plans and Other Arrangements, page 80

50. Please disclose the information required by Item 402(e) of Regulation S-K. In this regard, we note the disclosure set forth in
Note 13 to your annual financial statements and Note 11 to your quarterly financial statements.

Rollover and New Put Options - 2004 Stock Option Plan, page 80

51. Please disclose the number of shares underlying options granted under the 2004 option plan and the number of shares underlying
Rollover Options.

Executive Employment Agreements, page 80

52. Please disclose the material terms of your employment agreements.
It appears that the employment agreements contain provisions regarding termination and severance, as well certain non-compete and confidentiality covenants.

Sealy Corporation 1998 Stock Option Plan, page 80

53. Please disclose the number of shares underlying options you have granted under the 1998 option plan. Please also clarify whether additional shares are reserved for issuance under the 1998 option plan.

Principal and Selling Stockholders, page 83

54. Please disclose how the selling security holders received the shares to be offered for resale and any material relationship that the selling security holders have had with your company over the last three years. Alternatively, please provide cross references to this information. See Item 507 of Regulation S-K.

55. Please disclose the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person.

56. Your calculation of beneficial ownership is dated as of May
29,
2005. You are required to calculate beneficial ownership as of the most recent practicable date. Please revise accordingly. See
Item
403 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 85

57. Please state whether you believe the terms of your arrangements with KKR and Capstone Consulting LLC are on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

Management Services Agreement, page 86

58. Please clarify the disclosure you are referencing in the cross reference set forth at the end of this section.

Transactions with Capstone, page 87

59. Please disclose the identity of the board member referenced in this section and briefly describe the consulting services provided to your company by Capstone Consulting LLC. In addition, please disclose the amount of fees paid in fiscal 2004. In this regard, we note the disclosure in the third sentence of the second paragraph on page F-39.

Description of Indebtedness, page 88

Senior Secured Credit Facilities, page 88

60. Please disclose the amount outstanding under your credit facility as of the most recent practicable date.

Shares Eligible For Future Sale, page 96

61. We note the disclosure in the second paragraph of the section entitled "Lock-Up Agreements" on page 97. Please disclose the percentage of both the outstanding and issuable shares of common stock that will be subject to lock-up agreements, as well as the percentage that will not be subject to lock-up agreements.

62. We note that the representatives of the underwriters may release shares from the lock-up agreements in their sole discretion. Please briefly describe those factors that the representatives may likely consider in determining to release shares. In addition, please discuss whether the representatives have any current intentions to release shares.

Underwriting, page 101

63. Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of your common stock and provide us with a description of their procedures.
If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures. Please also briefly describe any electronic distribution in this section.

In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section
5
of the Securities Act, and whether the procedures have been reviewed by the Office of Chief Counsel.

64. Please advise us as to whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the third party and website, describe the material terms of the agreement and provide us with a copy of the agreement. Please provide us with copies of all information concerning you or your prospectus that appeared or will appear on this website. If you subsequently enter into any arrangement, please promptly supplement your response.

65. We note the disclosure in the fifth paragraph on page 103 regarding the directed share program. Please advise us as to how the directed share program will work and provide to us copies of any materials provided to potential purchasers of the reserved shares. In addition, please advise us as to how the program procedures will ensure that the program complies with Section 5 of the Securities Act.

Financial Statements for the years ended November 29, 2004 and November 30, 2003

66. Please address the comments below in your financial statements and related notes thereto for the period ended February 27, 2005 as well.

67. Please update your disclosures here and elsewhere in the filing to include financial information through May 29, 2005. See Rule 3-12 of
Regulation S-X.

68. Please tell us the facts and circumstances you considered in concluding the merger with the affiliates of KKR did not constitute a change in basis requiring push-down accounting. In your response, please include the consideration you gave to the role of rollover stockholders with respect to collaborative groups. Refer to SAB Topic
5:J and EITF Topic D-97.

Statement of Stockholders` Deficit, page F-7

69. You disclosed on pages 6, F-17, and elsewhere in the document that new Class A common stock was issued to KKR for cash and that the Rollover Stockholders retained their Class A common stock in proportion to their respective ownership interests. Based on the information included in your statement of stockholders` equity, it appears as though the common stock related to the Rollover Stockholders was cancelled and reissued. Please expand your disclosures to discuss any significant changes in the terms of the Class A common stock. Please advise or revise accordingly.

Statements of Cash Flows, page F-8

70. You disclosed on page 52 that in the second quarter of 2004, you received $4.6 million of proceeds from the sale of your former
Randolph, Massachusetts facility. Please tell us where this is classified on your statements of cash flows.

71. Please present cash flows related to the changes in other assets separately from those related to the change in other liabilities, rather than combining them in the other, net line item of your cash provided by operating activities section. See SFAS 95.

Notes to Financial Statements for the years ended November 29,
2004
and November 30, 2003
Note 1: Significant Accounting Policies, page F-9

72. You disclosed on page 18 that you hold over 300 worldwide trademarks, which you believe have significant value. Please expand your disclosure to discuss your policies relating to any acquired trademarks, including, but not limited to the following:

* your accounting policy, including the number of years over which you amortize your trademarks;
* the amount recorded at each of the balance sheet dates relating to trademarks; and
* the amount and line item that any related amortization was included in for each period presented.

73. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of
SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.
74. You disclosed on page F-11 that you include shipping and handling costs associated with the delivery of finished mattress products to your customers in selling, general and administrative expenses. Please disclose the types of expenses that you include in the cost of goods sold line item and the other types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling, general and administrative expenses.

Use of estimates, page F-12

75. You disclosed on page 12 that the line item, other in 2003
contains changes in certain accounting estimates.   Please expand
your
disclosures to describe the nature of the changes in accounting estimates and the corresponding line item and amount recorded for each of these changes.

Checks Issued In Excess of Funds on Deposit, page F-13

76. Please expand your disclosure to discuss how you classify the amount relating to checks issued in excess of funds on deposit in your statements of cash flows. If, as we assume, they are taken into account in computing your net cash used in financing activities, please expand your note to so state. If our assumption is incorrect, please amend your statements of cash flows to properly classify these as financing activities. Refer to AICPA Technical Practice Aids
Section 1300.15.

Supply Agreements, page F-13

77. You disclosed that you enter into long-term supply agreements with your customers. Please expand your disclosure to discuss the types of agreements you enter into and the general terms of these contracts.
Please include in your disclosure the types of costs you are able and unable to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please include a discussion regarding them in your MD&A.

Warranties, page F-15

78. Please expand your disclosure here and in your MD&A to discuss the components of your warranty reserve that resulted in a 52% increase from fiscal 2003 to 2004, any relevant trend information, and your expectation of the impact on future liquidity and results of operations.

79. You disclosed that the warranties you provide to your customers range from one to twenty years. Based on the information presented in your warranty disclosure, it appears as though the claims you have deducted from your accrued warranty reserve during each year shown exceed the ending balance from the prior year. Please provide us with a more detailed analysis of the changes in your accrued warranty reserve, including the following for the fiscal years 2000 through 2004 and for the interim period ended May 29, 2005:

* please provide us with a breakdown of the beginning accrued warranty reserve balance, showing separately the portion of the balance relating to each sales year still under warranty;

* please provide us with the components of your warranty claims presented in your reconciliation, specifically tell us the amount recorded and portion of the claims related to sales separately by each year still under warranty;

* please breakout the provision portion of your reconciliation to include the amount that relates to the current year provision and the amount recorded as an adjustment to each prior year estimate; and

* please provide us with a breakdown of the ending accrued warranty reserve balance, showing separately the portion of the balance relating to each sales year still under warranty.

Note 4: Stock Based Compensation, page F-19

80. We read your correspondence filed on July 19, 2005 relating to the methodology you used in determined the fair value of the issuances of your common stock and stock options. Please provide to us a more detailed analysis of the facts and circumstances you considered in determining the fair value of the issuances of your common stock and stock options for the following dates:

* January 11, 2005;
* January 12, 2005;
* April 6, 2005; and
* any additional issuances during fiscal year 2005.

In your analysis please include factors you considered in determining the fair value of the issuances, including, but not limited to the following:

* any changes in your results of operations;
* material agreements entered into; and
* significant milestones achieved.

In addition to the above, please also provide to us more clarification on how you determined the following to be viable measures for determining the fair value of the issuances:

* adjusted EBITDA;
* the multiple of x9; and
* a 20% discount.

We may have further comments after you determine the price in which you intend to sell your common stock in this offering.

81. Please expand your disclosure to include the assumptions you used in calculating the value of the put options for each of the periods presented. Please also include in your disclosure an explanation for any significant changes in assumptions.

Note 12: Income Taxes, page F-30

82. You disclosed that the expiration of your net operating loss and tax credit benefits will commence in fiscal 2005 and will continue to expire through 2024 if unused. Please expand your disclosure to include the amounts that you anticipate will expire over each of the next five years and any remaining amounts thereafter in total. Refer to paragraph 48 of SFAS 109.

Note 20: Earnings per Share, page F-39

83. For each of the periods presented, please expand your disclosure to include separately by type of security the number of securities that were not included in the calculation of diluted EPS because they would have had an antidilutive effect. Refer to paragraph 40(c) of
SFAS 128.


Part II - Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

84. We note the Securities Act exemption you cite with respect to each transaction listed in this section. Please briefly describe the facts upon which you relied to make each exemption available. See Item
701(d) of Regulation S-K.

85. Please provide the information required by paragraphs (a) through
(d) of Item 701 of Regulation S-K for any options issued during the last three years.

Item 16. Exhibits and Financial Statement Schedules, page II-2

86. Please file as promptly as practicable each exhibit required by
Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

87. Please file each of the following as exhibits to your registration statement:

* management services agreement with KKR;

* termination agreement relating to the management services agreement with KKR;

* supply agreement relating to your "UniCased Construction" mattresses;

* agreements relating to licensed intellectual property rights;
and

* consulting agreement with Capstone Consulting LLC.

88. With respect to Exhibits 2.1 and 2.2, please disclose your agreement to furnish supplementally a copy of any omitted schedules or similar supplements to the staff upon request. This agreement to furnish the staff with copies of omitted schedules or similar supplements may be included in the exhibit index to your registration statement. See Item 601(b)(2) of Regulation S-K.

Sealy Mattress Corporation Form 10-K for the year ended November
28,
2004

89. Where a comment above requests additional disclosures or other revisions to be made, please include these in Sealy Mattress
Corporation`s future Exchange Act filings as well.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Meagan Caldwell, Staff Accountant, at (202)
551-
3754 or, in her absence, Rufus Decker, Accounting Branch Chief, at
(202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Joseph H. Kaufman, Esq.
Mr. Edward P. Tolley III, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Mr. Marc D. Jaffe, Esq.
Latham & Watkins LLP
855 Third Avenue
New York, NY 10022

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??

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Mr. Kenneth L. Walker
Sealy Corporation
July 29, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE